BUILT TO LAST An nua l R E p o r t 2 017 Bancshares, Inc.

(in thousands, except per share data) 2013 2014 2015 2016 2017 Operating Results Net interest income 35,368$ 39,123$ 47,759$ 53,840$ 59,630$ Provision for loan losses 1,745 1,322 2,175 3,640 2,850 Non-interest income 11,562 10,792 11,483 13,016 14,279 Net realized gain (loss) on securities 578 (212) 77 82 167 Non-interest expense 31,400 34,854 42,594 46,380 48,832 Earnings before provision for income taxes 13,785 13,739 14,473 16,836 22,677 Income tax provision (2) 4,009 4,023 4,362 4,715 8,238 Net earnings (2) 9,776 9,716 10,111 12,121 14,439 Core earnings (3) 14,952 15,273 16,571 20,394 25,360 At year end Total assets 1,246,451$ 1,334,068$ 1,682,640$ 1,828,336$ 1,962,624$ Loans, net of allowance 699,192 784,423 1,063,271 1,236,214 1,349,675 Investments in securities 386,966 358,090 397,975 346,296 407,056 Total deposits 1,001,813 1,076,792 1,466,197 1,576,791 1,676,320 Stockholders' equity (1) 97,095 112,289 137,736 141,914 207,345 Common shares outstanding 7,375 8,016 8,901 8,752 11,059 Other financial data Return on average total assets (2) 0.83% 0.76% 0.65% 0.68% 0.76% Return on average stockholders' equity (2) 10.13% 8.69% 7.44% 8.34% 7.78% Loans to deposits 69.79% 73.20% 72.89% 78.97% 81.10% Loan loss reserves to loans 1.01% 0.98% 0.87% 0.92% 0.95% Net yield on interest earning assets 3.23% 3.33% 3.33% 3.27% 3.38% Tier 1 capital to average assets 8.80% 9.05% 8.33% 7.71% 10.53% Efficiency ratio 67.74% 69.53% 71.99% 69.46% 65.61% Charge-offs net of recoveries 1,006$ 694$ 633$ 1,419$ 1,475$ Per share data (adjusted for a 2 for 1 stock split done August 2014) Net income (2) 1.35$ 1.25$ 1.15$ 1.35$ 1.41$ Market price (value based on year end numbers) 22.50 23.00 24.00 26.00 30.65 Tangible Book value 11.84 12.89 12.95 13.70 16.81 Cash dividends, not including tax as a S Corp 0.47 1.50 0.50 0.52 0.53 Company was a S Corporation during 2013 (1)Reflects the total shareholders equity of the Company after giving effect to the KSOP Repurchase Right Termination (2)Numbers adjusted as if a C Corporation in 2013 Guaranty Bancshares, Inc. 2017 Annual Report Summary Financial Highlights (in thousands, except per share data) 2010 2011 2012 2013 2014 2015 2016 2017 Operating Results Net interest income 28,753$ 33,492$ 31,843$ 35,368$ 39,123$ 47,759$ 53,840$ 59,630$ Guaranty Bancshares, Inc. 2017 Annual Report Summary Financial Highlights $- $0.20 $0.40 $0.60 $0.80 $1.00 $1.20 $1.40 $1.60 $1.80 $- $5.00 $10.00 $15.00 $20.00 $25.00 $30.00 $35.00 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Ear nings Pe r Shar e Stock Price GNTY STOCK PRICE and EARNINGS PER SHARE Stock Price Earnings Per Share GNTY STOCK PRICE AND EARNINGS PER SHARE4 Guaranty Bancshares, Inc. 2017 Annual Report Summary - FINANCIAL HIGHLIGHTS OPERATING RESULTS T YEAR END OTHER FINANCIAL DATA PER SHARE DATA (adjusted for a 2 for stock split done August 2014) Company was a S Corporation during 2013 (1) Reflects the total shareholders’ equity of the Company after giving effect to the KSOP Repurchase Right Termination (2) Numbers adjusted as if a C Corporation in 2013 (3) Pre-tax pre-provision pre-securities gain (loss) (4) Pre-IPO stock prices are based on third-party valuations as of December 31 of each respective year. 2017_Guaranty_AR_FINAL.indd 2 3/15/18 2:29 PM Guaranty’s legacy dates back to 1913 when Guaranty State Bank was formed. Today our sound financial principles and strong business ethics have provided a solid foundation for our success. As we enter a new era as a public company and expand into new markets, our commitment to the value of offering our customers strength and stability will never waver. Guaranty is built to last. GNTY STOCK PRICE AND EARNINGS PER SHAR 2017_Guaranty_AR_FINAL.indd 3 3/14/18 9:41 AM

2017_Guaranty_AR_FINAL.indd 4 3/14/18 9:41 AM LETTER TO SHAREHOLDERS ............... 6 YEAR IN REVIEW ................................. 8 OUR STORY ......................................... 10 Our Culture is Our Strength .......................... 11 Employee Ownership .................................... 11 Growing Our Leaders .................................... 11 Empowering Locally ....................................... 11 Brand and Reputation Strength ................... 12 OUTLOOK FOR THE FUTURE ............... 13 Pending Acquisition of Westbound Bank ... 14 Investing in Technology ................................. 14 BOARD OF DIRECTORS ....................... 16 Annual Report 2017 TABLE OF CONTENTS 5 2017_Guaranty_AR_FINAL.indd 5 3/14/18 9:41 AM

BUILT TO LAST A LETTER TO OUR SHAREHOLDERS Guaranty Bancshares had a very good year in 2017, with prospects of an even better year in 2018. We achieved record core earnings of $25.4 million, a 25% increase over 2016 core earnings of $20.4 million. Our reported 2017 earnings of $14.4 million reflect a one- time adjustment in our deferred tax assets related to the new corporate tax rates signed into law in December, which before the write-down, would have resulted in net earnings of $16.1 million. In addition, Guaranty’s new corporate tax rate in 2018 will be 21%, down from the prior 35%. This lower tax rate represents a projected boost in annual earnings of nearly $3 million. Although the change did require a one-time write-down in our deferred tax assets of $1.7 million, the net effect will be very positive for Guaranty’s future earnings and financial results. We completed a successful Initial Public Offering (IPO) in May 2017, taking Guaranty public under the NASDAQ ticker symbol GNTY. While we offered only 2.3 million shares in our IPO, we received subscriptions for many times that amount. As part of the IPO launch, we completed a road show over several days in New York, Boston, Chicago, and Dallas. Our story and strategy were well received, and we gained several new institutional investors in Guaranty that will not only be good owners, but also good partners. The total return on GNTY stock for 2017 was almost 20%, which includes a dividend payment of 53 cents per share. 2017 is the 31st consecutive year Guaranty has paid dividends to our shareholders. As a public company, we have a readily available market both for our shareholders’ liquidity needs and for additional investment in Guaranty as desired. In the past we always maintained liquidity for shareholders, but we often received requests to buy stock and had none available to sell. We now have available stock that can be purchased on the open market, as well as liquidity available for those wishing to sell shares. We also have a strong currency in the form of GNTY stock to use for future acquisitions, as the right opportunities come along. The recently announced Westbound Bank acquisition is an example of a good strategic move we can make as a public company. Guaranty continues to maintain a strong balance sheet, disciplined expense management, and a healthy capital position. While we announced no acquisitions in 2017, the Company expanded into two new markets, Austin and Fort Worth. Corporately, total loans grew $115.0 million (9.2%) to a record $1.36 billion. Deposits grew by over $99.5 million (6.3%) to a record $1.68 billion. Organic growth remains the bread and butter of our corporate strategy. As our banks mature in expansion markets, they will further contribute to growth over the coming years. Our new banks in the thriving markets of Austin and Fort Worth are led by bankers with local experience and roots. Travis Brown leads our Austin team as market president, and Casey Tibbets leads our new bank in the Fort Worth market. We are excited to have both of these fine bankers join Guaranty, and we’re very optimistic about our future prospects in these new markets. 2013 2014 2015 2016 2017 $706 $790 $1,071 $1,246 $1,361TOTAL LOANS (Dollars in Millions) 2013 2014 2015 2016 2017 $1,002 $1,077 $1,466 $1,577 $1,676 TOTAL DEPOSITS (Dollars in Millions) 2013 2014 2015 2016 2017 $97.1 $112.3 $137.7 $141.9 $207.3TOTAL SHAREHOLDERS EQUITY (Dollars in Millions) 2013 2014 2015 2016 2017 $706 $790 $1,071 $1,246 $1,361TOTAL LOANS (Dollars in Millions) 2013 2014 2015 2016 2017 $1,002 $1,077 $1,466 $1,577 $1,676 TOTAL DEPOSITS (Dollars in Millions) 2013 2014 2015 2016 2017 $97.1 $112.3 $137.7 $141.9 $207.3TOTAL SHAREHOLDERS EQUITY (Dollars in Millions) 6 2017_Guaranty_AR_FINAL.indd 6 3/14/18 9:41 AM In January 2018, we announced our expansion into the growing and dynamic Houston market with the acquisition of Westbound Bank. Westbound has an attractive banking footprint within the Houston area market, with locations in Katy, Conroe, Bellaire, and Houston. Troy England, Westbound’s CEO, has over 30 years’ experience in the Houston market and will join Guaranty as our Houston Area Chairman. We welcome Westbound’s shareholders and staff into the Guaranty family. Expected to close in June 2018, this transaction is immediately accretive to earnings and provides Guaranty with a platform to further grow and diversify our banking franchise, while expanding our brand into the Houston region. We are excited about the long-term prospects this expansion brings to our Company. Guaranty will soon have a state-wide banking franchise, operating within four regions: East Texas, Dallas-Fort Worth, Central Texas, and Houston. This platform not only positions Guaranty to benefit from future growth across our great state; it further strengthens our franchise by creating additional diversification within our balance sheet. Guaranty’ strong brand and reputation will benefit from this expanded footprint, making us a premier Texas banking franchise. In addition to our growth, we also realized operating efficiencies in 2017 which helped drive our profitability closer to our historic norms. More improvements in this area are projected in 2018 as we mature new banks and continue adding scale to our fi?ed overhead and bank operations. The scalability of our banking platforms, with the organic growth model to add earning assets without significant stock dilution, represents real value for Guaranty shareholders over the coming years. Our recent years of expansion, corporate relocations and fi?ed asset investments are starting to bear fruit. Guaranty’s talented team continues to be the heart of our Company. For the 9th consecutive year, Guaranty made Texas Monthly’s list of the Best Companies to Work for in Texas. The culture of Guaranty and the strong ownership mentality of our team will always be part of the unique character that defines our success. As we build a larger organization, we are constantly looking to add talent at all levels. Last year, Mrs. Molly Curl joined our Company Board of Directors and Audit ?ommittee. ?ith over 40 years of financial e?perience in public accounting, bank management, and service on the Texas Finance Commission, she brings valuable skills and insight to our Company. We are excited to have Molly join our team. We will continue to recruit talented people to our team that fit Guaranty’s culture and add additional bandwidth to our Company. 2018 will likely be another transformational year as several multi-year plans come together. Our current models project a very good year for the bank, both in terms of growth and profitability. ?e will focus on the continued execution of our expansion into Austin and Fort Worth. We will work hard to achieve additional growth in our existing markets, both legacy and newer expansion markets. We will fully integrate the Westbound Bank and team into our system and develop long-term plans for that market. To give our growing Company needed space and better visibility, we plan to look for new corporate office space in ?allas. ?e will remain vigilant in our risk management practices and continue to protect our strong balance sheet. 2018 should be a successful and productive year. Our whole team feels fortunate to have the opportunity to lead such a great company. We look forward to the coming year, and we’re excited about what lies ahead for our Company. Thank you, fellow shareholders, for your continued investment, support, and confidence in Guaranty Bancshares and Guaranty Bank & Trust. Ty A bs ton ? ? ? ? ? ? ? ? ? ? ? ? 2013 2014 2015 2016 2017 $706 $790 $1,071 $1,246 $1,361TOTAL LOANS (Dollars in Millions) 2013 2014 2015 2016 2017 $1,002 $1,077 $1,466 $1,577 $1,676 TOTAL DEPOSITS (Dollars in Millions) 2013 2014 2015 2016 2017 $97.1 $112.3 $137.7 $141.9 $207.3TOTAL SHAREHOLDERS EQUITY (Dollars in Millions) ? 2017_Guaranty_AR_FINAL.indd 7 3/14/18 9:41 AM

2017 YEAR IN REVIEW While 2017 was an important year throughout, here are some of our most notable achievements: Successfully completed IPO launch and public offering in May 2017 Launched a new and enhanced website at www.gnty.com Added GNTY to the Russell 2000 Index in June 2017 Named by Texas Monthly, for the 9th consecutive year, as one of the Best Companies to Work for in Texas Opened a new bank in Austin Maintained strong asset quality ratios and metrics Opened a new bank in Fort Worth Started a Small Business Administration (SBA) department to add lending products to our credit menu that will help facilitate new growth opportunities Achieved record loan, deposit, and net income results 8 2017_Guaranty_AR_FINAL.indd 8 3/14/18 9:41 AM 9 2017_Guaranty_AR_FINAL.indd 9 3/14/18 9:41 AM

OUR STORY STRONG ROOTS Guaranty Bank & Trust was originally chartered as a Texas state banking association in 1913 and converted its charter to a national banking association in 2012. Guaranty Bancshares, Inc. was incorporated in 1990 to serve as the holding company for Guaranty Bank & Trust. During our more than 100-year operating history, we have forged long-standing relationships with our customers and employees and deep ties to the communities we serve. Our growth until 2013 was exclusive to the East Texas region, where we gained market share by building lending and deposit relationships with existing customers and fostered new relationships to help all of our customers achieve success. Our recent expansion strategy has included markets that can further enhance growth and leverage operating efficiencies, while maintaining a conservative credit culture. The expansion into new markets has consisted of both acquisitions and de novo banking locations, resulting in successful strategic asset growth as illustrated below. Source: S&P Global Market Intelligence - SNL TOTAL ASSETS (Dollars in thousands) $0 $200,000 $400,000 $600,000 $800,000 $1,000,000 $1,200,000 $1,400,000 $1,600,000 $1,800,000 $2,000,000 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Entere d Brya n / Colleg e Statio n marke t Entere d D/F W m etrople x regio n Entere d Austi n an d For t Wort h market s 10 2017_Guaranty_AR_FINAL.indd 10 3/15/18 2:30 PM Our Culture is Our Strength ?e ?elieve a great ?an? re?uires the right amount of two forms of capital? financial and human. ?e recogni?e that our a?ilit? to successfull? deplo? our financial capital is directl? related to our a?ilit? to ?ring the right people together and to nurture an ownership mentalit? within our ?ompan?. This understanding has rewarded us with a cohesive group of emplo?ees whose interests align with our shareholders? interests. Employee Ownership We believe that offering our employees an ownership sta?e in the ?ompan? enhances our emplo?ees? dedication to our organi?ation and focused commitment on executing our strateg?. ?s of ?ecem?er ??, ????, our emplo?ees owned ??.?? of our outstanding shares of common stock through our employee retirement plan. ?mplo?ee ownership is also an attractive ?enefit for recruiting top talent that adds to our competitive strength. Growing Our Leaders ?uarant? invests in our people. ?ne such investment is a ro?ust management training program designed to develop comprehensive ?an?ers who understand all aspects of our operations and our core values. ?an? successful graduates of our program have ?een promoted to leadership positions, ensuring that ?uarant? continues to focus on succession planning. Empowering Locally ?mpowering our local ?an?ers with decision?ma?ing authorit? is another competitive strength. ?ur teams are e?uipped to implement our operating strateg?, expand our ?rand locall?, and provide high levels of customer service, while supporting communit? charities and volunteer efforts. ?ur ?an?ers have the ?exi?ilit? to serve the needs of our customers in a personali?ed wa? while ?eing supported with industr??leading technolog? and centrali?ed operational support. 11 2017_Guaranty_AR_FINAL.indd 11 3/15/18 2:31 PM

Brand and Reputation Strength Guaranty has built a strong brand and reputation by being a reliable partner, by having the capacity to meet our customers’ needs, and by being actively involved in the communities we serve. We are continuously building our brand and reputation in our newer markets by developing teams that complement our culture and core values. RECENT FRANCHISE EXPANSION 2017_Guaranty_AR_FINAL.indd 12 3/15/18 2:31 PM OUTLOOK FOR THE FUTURE The principles on which the Company was built have provided the solid foundation for our success. In the coming years, we look forward to strengthening our presence in our legacy markets, while developing long-term relationships in our recently expanded markets. Our management team will continue to explore expansion opportunities while staying true to our commitment to operate as a community bank and generate shareholder value. The table below illustrates recent expansion strategies that will contribute to our growth and development of new relationships. Whole Bank Acquisitions Target Completion Date Market Target Total Assets ($000) June 2018 (Anticipated) Houston $ 228,037 April 2015 Dallas / Fort Worth $ 76,415 March 2015 Dallas / Fort Worth $ 130,170 July 2013 East Texas $ 32,027 De Novo Locations Location Opening Date Market Fort Worth November 2017 Dallas / Fort Worth Austin November 2017 Central Texas College Station December 2016 Central Texas Denton May 2016 Dallas / Fort Worth Rockwall September 2015 Dallas / Fort Worth Bryan June 2014 Central Texas College Station South June 2013 Central Texas Paris Loop March 2013 East Texas Branch Acquisitions Target Completion Date Branches Target Total Assets ($000) Dallas / Fort Worth- based Bank August 2016 1 - Denton $ 4,600 13 2017_Guaranty_AR_FINAL.indd 13 3/15/18 2:31 PM

Pending Acquisition of Westbound Bank In January 2018, the Company entered into a definitive agreement to acquire Westbound Bank. Established in 2007, Westbound Bank has an attractive market footprint, including four locations in the Houston area. As of December 31, 2017, Westbound reported total assets of $228.0 million, total loans of $160.3 million and total deposits of $188.5 million. Investing in Technology Further fueling our ability to grow, Guaranty has built a scalable operational platform that we believe is stronger than required for our size, that enables us to easily absorb and integrate mid-sized acquisitions and new de novo locations without a commensurate need to expand our back-office capabilities. This allows us to focus on growing the bank while maintaining operational efficiencies, resulting in improved profitability and increased value to shareholders. Fraud mitigation and information security continues to be a key focus. In 2017, we implemented a new fraud detection platform that incorporates various compliance functions into a single, more efficient solution. We improved ATM security by installing chip readers and anti-skimming technology on our ATM fleet. Furthermore, we introduced a surcharge-free ATM network to include over 55,000 ATMs worldwide. Finally, we are making significant investments in business analytics and data aggregation that allow us to make intelligent decisions and identify opportunities for improved customer service. 14 2017_Guaranty_AR_FINAL.indd 14 3/14/18 9:41 AM 1? 2017_Guaranty_AR_FINAL.indd 15 3/14/18 9:41 AM

WELDON MILLER PRESIDENT EVERYBODY’S FURNITURE MOLLY CURL RETIRED PARTNER GRANT THORNTON, LLP TY ABSTON CHAIRMAN OF THE BOARD & CEO GUARANTY BANCSHARES, INC. ART SCHARLACH INVESTMENTS BILL PRIEFERT CHAIRMAN & CEO PRIEFERT MANUFACTURING, INC. RICKY BAKER KRB INVESTMENTS, LLC CHRIS ELLIOTT PRESIDENT ELLIOTT AUTO GROUP BRAD DRAKE PRESIDENT LAMAR FABRICATION JOHNNY CONROY INVESTMENTS CAPPY PAYNE SENIOR EXECUTIVE VICE PRESIDENT & CFO GUARANTY BANCSHARES, INC. JIM BUNCH PRESIDENT & CEO BWI, INC. CARL JOHNSON, JR. PRINCIPAL BAKER & JOHNSON, CPA KIRK LEE PRESIDENT GUARANTY BANCSHARES, INC. GUARANTY BANCSHARES, INC. BOARD OF DIRECTORS INDEPENDENT AUDITORS Whitley Penn 8343 Douglas Avenue, Suite 400 Dallas, Texas 75225 TRANSFER AGENT Computershare Investor Services P.O. Box 505000 Louisville, KY 40233 Shareholder Services 800-962-4284 DIVIDENDS CALENDAR Dividends on Guaranty Bancshares, Inc. common stock are payable, if paid, quarterly. ROW 1 - left to right ROW 2 - left to right ROW 3 - left to right 16 2017_Guaranty_AR_FINAL.indd 16 3/14/18 9:41 AM TY ABSTON CEO & CHAIRMAN OF THE BOARD BRIAN MASON CHAIRMAN LOOK CINEMAS JEFF BROWN CFO & MANAGING PARTNER ROSEROCK CHUCK COWELL VICE CHAIRMAN BILL PRIEFERT CHAIRMAN & CEO PRIEFERT MANUFACTURING JOHNNY CONROY INVESTMENTS KIRK LEE VICE CHAIRMAN & CHIEF CREDIT OFFICER MIKE NOLAN PRINCIPAL PROTERRA PROPERTIES JIM BUNCH PRESIDENT & CEO BWI, INC. RICKY BAKER KRB INVESTMENTS, LLC CARL SMITH PRESIDENT HERITAGE CONSTRUCTORS BRAD DRAKE PRESIDENT LAMAR FABRICATION CHRIS ELLIOTT PRESIDENT ELLIOTT AUTO GROUP JOSH BRAY PRESIDENT SANITATION SOLUTIONS CARL JOHNSON, JR. PRINCIPAL BAKER & JOHNSON, CPA BRIAN LEE INVESTMENTS TITUS COUNTY JUDGE GUARANTY BANK & TRUST BOARD OF DIRECTORS 17 2017_Guaranty_AR_FINAL.indd 17 3/14/18 9:41 AM

DELIVERY OF ANNUAL REPORT This Annual Report is being delivered to shareholders of Guaranty Bancshares, Inc. (the “Company”) in connection with the 2018 Annual Meeting of Shareholders and should be read with the Company’s proxy statement for the meeting and Annual Report on Form 10-K, copies of which accompany this Annual Report and have been filed with the Securities and Exchange Commission (“SEC”). FORWARD-LOOKING STATEMENTS This Annual Report may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward- looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. The Company cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving the Company and Westbound Bank (“Westbound”), including future financial and operating results; the Company’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: (i) the ability to obtain the requisite shareholder approvals; (ii) the risk that the Company may be unable to obtain governmental and regulatory approvals required to consummate the proposed merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; (iii) the risk that a condition to closing may not be satisfied; (iv) the timing to consummate the proposed merger; (v) the risk that the businesses will not be integrated successfully; (vi) the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; (vii) disruption from the transaction making it more difficult to maintain relationships with customers, employees or vendors; (viii) the diversion of management time on merger-related issues; and (ix) other factors which the Company discusses or refers to in the “Risk Factors” section of its registration statement on Form S-1 and Annual Report on Form 10-K filed with the SEC. Each forward-looking statement speaks only as of the date of the particular statement and the Company undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise. NO OFFER OR SOLICITATION This communication does not constitute an offer to sell, a solicitation of an offer to sell, the solicitation of an offer to buy any securities or a solicitation of any vote or approval. There will be no sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT In connection with the proposed merger of the Company’s wholly-owned subsidiary, Guaranty Bank & Trust, N.A., and Westbound, the Company will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Westbound and a prospectus of the Company, as well as other relevant documents and information concerning the proposed merger. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENT OR SUPPLEMENTS TO THESE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GUARANTY, WESTBOUND AND THE MERGER. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the related proxy statement/prospectus, when filed, as well as other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov. Documents filed with the SEC by the Company will also be available free of charge upon written request at the following address: Guaranty Bancshares, Inc., 201 South Jefferson Avenue, Mount Pleasant, Texas 75455, Attn: Investor Relations. PARTICIPANTS IN THE TRANSACTION The Company, Westbound and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Westbound in connection with the proposed merger. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed merger when it becomes available. Information about the Company and its directors and executive officers may be found in the Company’s proxy statement relating to its 2018 Annual Meeting of Shareholders that accompanies this Annual Report and has been filed with the SEC. Additional copies of the proxy statement can be obtained free of change from the sources described above. 18 2017_Guaranty_AR_FINAL.indd 18 3/14/18 9:41 AM Bancshares, Inc. Temple Texarkana San Antonio banking, with a capital Garland Richardson Royse City Rockwall Mesquite Plano Denton Irving Dallas Arlington Coming Soon... Ft. Worth Richardson Austin Hallsville Houston Garland Royse City Rockwall Mesquite Plano Ft. Worth Irving New Boston Sulphur Springs Commerce Longview Bryan College Station Waco Bogata Mt. Vernon Tyler Paris Atlanta Pittsburg Dallas Arlington Mt. PleasantDenton 6 Texarkana Hallsville New Boston Sulphur Springs Commerce Longview Bogata Mt. Vernon Paris Atlanta Mt. Pleasant Pittsburg 6 Austin Bryan College Station Conroe Katy Bellaire Houston 19 2017_Guaranty_AR_FINAL.indd 19 3/14/18 10:57 AM

LENDER EQUAL HOUSING Guaranty Bank & Trust N.A. | Member FDIC 2017_Guaranty_AR_FINAL.indd 20 3/14/18 9:41 AM